SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549
                                        __________

                                    AMENDMENT NO. 1 TO
                                         FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                         PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

                                    MOODY'S CORPORATION
                  (Exact name of registrant as specified in its charter)

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


                Delaware                                               13-3998945
(State of Incorporation or organization)                            (I.R.S. Employer
                                                                  Identification No.)

    99 Church Street, New York, New York                                  10007
  (Address of principal executive offices)                             (zip code)

 If this form relates to the registration                If this form relates to the registration
 of a class of securities pursuant to Section            of a class of securities pursuant to Section
 12(b) of the Exchange Act and is effective              12(g) of the Exchange Act and is effective
 pursuant to General Instruction A.(c), check            pursuant to General Instruction A.(d), check
 the following box.                                      the following box.
 ( X )                                                   (   )

Securities Act registration statement file number to which this form relates: N/A
                                                                         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                          Name of Each Exchange on Which
         to be so Registered                          Each Class is to be Registered
         -------------------                          ------------------------------

         Preferred Share Purchase Rights                 New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
-------------------------------------------------------------------------------
                                (Title of Class)

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Item 1.     Description of Securities To Be Registered.
            ------------------------------------------

            On June 3, 1998 the Board of Directors of Moody's Corporation (formerly known as The Dun & Bradstreet Corporation) (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share of the Company (the "Common Stock"). The dividend was paid on June 19, 1998 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated as of September 27, 2000 (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as Rights Agent, and the Bank of New York, as successor Rights Agent (the "Rights Agent"), as amended on October 22, 2001 (the "Rights Amendment") and as the same may be amended from time to time.

            On February 15, 2005, the Board of Directors declared a two-for-one stock split to be effected as a special stock distribution of one share of Common Stock for each share of Common Stock outstanding to be distributed on May 18, 2005 to stockholders of record as of the close of business on May 4, 2005 (the "Stock Split"). Pursuant to the provisions of the Rights Agreement, after giving effect to the Stock Split, the number of Rights associated with each share of Common Stock shall be adjusted so that each share of Common Stock shall have associated with it one-half of a Right. The description of the Rights set forth below reflects the adjustments arising from the Stock Split.

            Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Company at a price of $100 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"), subject to adjustment.

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on June 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

            The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

            The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

            Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10 per share and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

            In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

            In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or, following the Stock Split, two shares of Common Stock), or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

            At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

            Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K filed on September 29, 2000. A copy of the Rights Amendment has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2001 filed on March 22, 2002. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.


Item 2.     Exhibits.
            --------

            1. Amended and Restated Rights Agreement, dated as of September 27, 2000, by and between the registrant and EquiServe Trust Company, N.A., including the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on September 29, 2000).

            2. Amendment No. 1 to the Rights Agreement, dated as of October 22, 2001, by and among the registrant and EquiServe Trust Company, N.A., as Rights Agent, and The Bank of New York, as successor Rights Agent (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by the registrant with the Securities and Exchange Commission on March 22, 2002).

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                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2005


                                           MOODY'S CORPORATION


                                           By:    /s/ John J. Goggins
                                                 ------------------------------
                                                 John J. Goggins
                                                 Senior Vice President and
                                                 General Counsel

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                                 EXHIBIT INDEX
                                 -------------


      Exhibit            Description
      -------            -----------

         1. Amended and Restated Rights Agreement, dated as of September 27, 2000, by and between the registrant and EquiServe Trust Company, N.A., including the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on September 29, 2000).

         2. Amendment No. 1 to the Rights Agreement, dated as of October 22, 2001, by and among the registrant and EquiServe Trust Company, N.A., as Rights Agent, and The Bank of New York, as successor Rights Agent (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed by the registrant with the Securities and Exchange Commission on March 22, 2002).